FORM 10-Q

                                                                 Exhibit 12



                           TAMPA ELECTRIC COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES



     The  following  table  sets  forth  the company's ratio of earnings to fixed charges for the periods indicated.


  Six Months    Twelve Months                                 (1)
     Ended          Ended              Year Ended December 31,
June 30, 1997   June 30, 1997      1996   1995  1994(2) 1993(3) 1992

    4.33x           4.59x         4.40x  4.28x  3.88x   3.81x   3.92x


     For the purposes of calculating this ratio, earnings consist of income before  income  taxes and fixed charges.  Fixed charges consist of interest on  indebtedness,  amortization  of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1)
      Prior year amounts have been restated to reflect the mergers of Peoples Gas System, Inc. and West Florida Natural Gas Company with and into Tampa Electric Company.
(2)
      Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed
     charges.    Had  this  non-recurring  charge  been  excluded  from the calculation, the ratio of earnings to fixed charges would have been 4.23x for the period ended Dec. 31, 1994.
(3)
      Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.97x for the year ended Dec. 31, 1993.





